UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WMIH Corp.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92936P100

(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Lee Meyerson, Esq.
Elizabeth A. Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Wand Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,263,248

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,263,248

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,263,248

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Wand Investors Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
156,081,323

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
156,081,323

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,081,323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Wand Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
156,081,323

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
156,081,323

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,081,323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Wand GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
156,081,323

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
156,081,323

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,081,323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tagar C. Olson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher J. Harrington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
187,344,571

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
187,344,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
187,344,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 3 supplements and amends the Schedule 13D filed on January 7, 2015 by certain of the Reporting Persons (as defined below), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 2018, as amended by Amendment No. 2 to the Schedule 13D filed on February 15, 2018 (as so amended, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of WMIH Corp., a Delaware corporation (the “Issuer”).  This Amendment reflects, among other things, the conversion of KKR & Co. L.P., a Delaware limited partnership, into a Delaware corporation named KKR & Co. Inc., which became effective on July 1, 2018, pursuant to which KKR & Co. L.P. contributed all of its interests in two wholly-owned subsidiaries, KKR Group Holdings L.P. and KKR Group Limited, to a newly formed and wholly-owned subsidiary, KKR Group Holdings Corp., and KKR Group Holdings L.P. and KKR Group Limited were liquidated (the “KKR Reorganization”). The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.  This Amendment also represents an initial filing of Schedule 13D by KKR Group Holdings Corp. in connection with the KKR Reorganization and by each of KKR Wand Investors Corporation, KKR Wand Investors L.P. and KKR Wand GP LLC in connection with the transactions described herein.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) KKR Wand Holdings Corporation, a Cayman Islands exempted company (“KKR Wand Holdings”);
(ii) KKR Wand Investors Corporation, a Cayman Islands exempted company (“KKR Wand Investors”);
(iii) KKR Wand Investors L.P., a Delaware limited partnership (“KKR Wand LP”);
(iv) KKR Wand GP LLC, a Delaware limited liability company (“KKR Wand GP”);
(v) KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(vi) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(vii) KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);
(viii) KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);
(ix) KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(x) Henry R. Kravis, a United States citizen;
(xi) George R. Roberts, a United States citizen;
(xii) Tagar C. Olson, a United States citizen; and
(xiii) Christopher J. Harrington, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

The sole directors and holders of voting stock of each of KKR Wand Holdings and KKR Wand Investors are Tagar C. Olson and Christopher J. Harrington.  Messrs. Olson and Harrington are executives of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. KKR Fund Holdings, an affiliate of KKR, owns 100% of the economic interest in KKR Wand Holdings.  KKR Wand LP owns 100% of the economic interest in KKR Wand Investors.  KKR Wand GP is the general partner of KKR Wand LP and a wholly owned subsidiary of KKR Fund Holdings.  KKR Fund Holdings may be deemed to have shared beneficial ownership over the securities held by KKR Wand Holdings and KKR Wand Investors.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR & Co. is the sole shareholder of KKR Group Holdings. KKR Management is the controlling shareholder of KKR & Co.  Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Joseph Bae, William Janetschek, Scott Nuttall and David Sorkin is a director of KKR Fund Holdings GP and KKR Group Holdings, and each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is an executive officer of KKR Group Holdings and KKR & Co. The directors of KKR & Co. (the “KKR Directors”) are listed on Annex A attached hereto.

Each of Messrs. Bae, Janetschek, Nuttall and Sorkin is a United States citizen.

(b)
The address of the business office of KKR Wand Holdings, KKR Wand Investors, KKR Wand LP, KKR Wand GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co., KKR Management, Messrs. Kravis, Olson, Harrington, Bae, Janetschek, Nuttall, Sorkin and the KKR Directors (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.  Each of KKR Wand Holdings, KKR Wand Investors, KKR Wand LP and KKR Wand GP was formed for the purpose of holding the securities of the Issuer reported herein.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Olson, Harrington, Bae, Janetschek, Nuttall and Sorkin is as an executive of KKR and/or one or more of its affiliates.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated herein by reference.

Item 4	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b). The Reporting Persons beneficially own an aggregate of 187,344,571 shares of Common Stock, which represent, in the aggregate, approximately, 17.0% of the outstanding shares of Common Stock.  The 187,344,571 shares of Common Stock consist of 1,000,000 shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) held directly by KKR Wand Holdings convertible into 10,065,629 shares of Common Stock, 21,197,619 shares of Common Stock held directly by KKR Wand Holdings, and 156,081,323 shares of Common Stock held directly by KKR Wand Investors.  The percentage of beneficial ownership in this Schedule 13D is based on information provided by the Issuer, and assumes that all 10,065,629 shares underlying such Series A Preferred Stock have been converted, as applicable, and are outstanding.

Each of Mr. Olson and Mr. Harrington (as the sole directors and holders of voting stock of KKR Wand Holdings and KKR Wand Investors) may be deemed to be the beneficial owner of the securities owned directly by KKR Wand Holdings and KKR Wand Investors.  Messrs. Olson and Harrington are executives at KKR and/or one of its affiliates.  KKR Fund Holdings, an affiliate of KKR, owns 100% of the economic interest in KKR Wand Holdings.  KKR Wand LP owns 100% of the economic interest in KKR Wand Investors.  KKR Wand GP is the general partner of KKR Wand LP and is a wholly owned subsidiary of KKR Fund Holdings.  KKR Fund Holdings may be deemed to have shared beneficial ownership over the securities beneficially owned directly by KKR Wand Holdings and KKR Wand Investors.  Each of KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the controlling shareholder of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to have shared beneficial ownership of the securities beneficially owned directly by KKR Wand Holdings and KKR Wand Investors, and each disclaims beneficial ownership of the securities.

To the knowledge of the Reporting Persons, none of Messrs. Bae, Janetschek, Nuttall or Sorkin beneficially owns any shares of Common Stock.  Any beneficial ownership of Common Stock by the KKR Directors is listed on Annex A.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons and, to the knowledge of each Reporting Person none of the KKR Directors or other persons described in Item 2 hereof, has effected any transactions in shares of Common Stock during the past 60 days.

(d)  Except as otherwise described in this Schedule 13D, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) As described above in the Explanatory Note, KKR Group Holdings L.P. and KKR Group Limited are no longer reporting persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On February 12, 2018, the Issuer, Nationstar Mortgage Holdings Inc., a Delaware corporation (“Nationstar”), and Wand Merger Corporation, a Delaware corporation, and wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger, pursuant to which, Nationstar would merge (the “Merger”) with and into Merger Sub with Nationstar being the surviving entity in the Merger and a wholly owned subsidiary of the Issuer.  The Merger closed on July 31, 2018.

On July 31, 2018, upon effectiveness of the Merger, (a) KKR Wand Holdings exchanged the 61,400,000 warrants of the Issuer it held for 21,197,619 shares of Common Stock pursuant to the terms of the Warrant Exchange Agreement, (b) the Series B Preferred Stock held by KKR Wand Investors automatically converted into 148,148,148 shares of Common Stock pursuant to the terms of the Issuer’s Amended and Restated Certificate of Incorporation (the “Amended Charter”), and (c) KKR Wand Investors, as a holder of Series B Preferred Stock, received a pro rata special distribution of 3,809,524 shares of Common Stock and accrued but unpaid dividends in the amount of 906,225 shares of Common Stock pursuant to the terms of the Amended Charter.

On June 15, 2018, KKR Wand Investors received a pro rata dividend of 3,217,426 shares of Common Stock as a holder of Series B Preferred Stock pursuant to the terms of the Amended Charter.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit V	Joint Filing Agreement dated August 2, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018

KKR WAND HOLDINGS CORPORATION

By: /s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Christopher J. Harrington, Director

KKR WAND INVESTORS CORPORATION

By: /s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Christopher J. Harrington, Director

KKR WAND INVESTORS L.P.
By: KKR Wand GP LLC, its general partner

By: /s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Tagar C. Olson, Vice President

KKR WAND GP LLC

By: /s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Tagar C. Olson, Vice President

KKR FUND HOLDINGS L.P.
By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

/s/ Terence P. Gallagher
By:	Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

TAGAR C. OLSON

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

CHRISTOPHER J. HARRINGTON

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, none of the persons listed above beneficially owns any Common Stock of the Issuer.

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit V	Joint Filing Agreement dated August 2, 2018